UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Seismic Capital Company
(Exact name of issuer as specified in its charter)

Delaware	85-1703911
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1271 Ventura Blvd #479 Los Angeles, CA 91604
(Full mailing address of principal executive offices)

(424) 512-2200
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

THE INFORMATION CONTAINED IN THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In this Annual Report, the term “Seismic,” “we,” or the “Company” refers to Seismic Capital Company. The Company’s website is not incorporated into this Annual Report.

Item 1. Business

Overview

Seismic Capital Company is engaged in investing and growing early-stage companies intent on shaking up their marketplaces. There are three key components to Seismic’s business plan.

●	First, practice what you preach. Seismic is currently shaking up its own marketplace by offering for sale its Common Stock to all investors, not just insiders, the well-heeled, and well-connected. All investors, accredited and non-accredited, are welcome to invest in us, for a minimum investment of $1,000, as long as the aggregate purchase price paid by a non-accredited investor does not exceed 10% of the greater of the investor’s annual income or net worth.

●	Second, invest in identified companies exhibiting vision, leadership, and first-to-market position that we believe can create significant, measurable distribution in their chosen marketplaces, and then empower these companies with sufficient capital, operational benefits, mentorship, and market access so that their leadership can focus almost exclusively on creating technology, developing products, and acquiring customers.

●	Third, ensure that our portfolio companies maintain their vision and have the resources, capital, and access to markets to reach our collective objectives as they accelerate their growth. This means supporting these companies by offering services beyond their core expertise. This includes creating and maintaining a proper legal structure and an appropriate accounting system, and leveraging Seismic’s factory of human resources, operations, management, and advisor network, all aimed at removing operational obstacles that are not technology- or growth-related. This way, when they want to make an acquisition, have a management buyout, raise additional capital, or merge with a third party, they will have clean and streamlined books, records and operations, allowing for transparent valuation and minimizing complications.

From these three components, Seismic expects to generate significant returns by investing in companies that match our profile early in their development, growing them, and then monetizing these assets through a recapitalization or special dividend, or when they are ready for exit.

As of the date of this Annual Report, we are not aware that any holding-company business accelerator or incubator has raised money under Regulation A. Seismic expects to be the first to do so. Seismic also expects to be among the first Regulation A companies to use advanced SaaS to maintain an electronic share register. Further, we are committed to having regular communications with our shareholders. Over the course of 2021, we commenced providing occasional updates to our shareholders. Technology permitting, we hope to allow shareholders to exchange holdings among themselves or with third parties through an alternative trading system (“ATS”) that our vendor has under development, although no assurance can be provided we will able to do this within the next year or will ever be able to accomplish this.

Lastly, as a core tenet of our business model, we have adopted a Values Statement holding us to advancing diversity and inclusion. We will seek to become a “Certified B Corporation,” balancing purpose and profit, considering the impact of our decisions on our employees, customers, suppliers, community, and the environment, and becoming part of a community of leaders that uses business as a force for good.

About Our Business Model

Our goal is to turn seismic ideas into disruptive successful companies.

To do that, Seismic will make available to every company in the portfolio a suite of services and benefits that will allow the portfolio company’s management to focus on creating technology, building products and services, and acquiring customers at scale. This will be facilitated in a highly diverse environment that offers patient and enthusiastic capital, deep operational and corporate finance mentoring, and an expansive network of advising and door-opening professionals in areas key to the success of any early stage companies. We seek to guide, nurture, and collaborate with highly motivated management teams and disruptive entrepreneurs. We expect all Seismic entrepreneurs to bring deep domain experience to the table, to understand their market opportunity and to have developed a business model that targets high growth and high profit.

Business “incubators” or “accelerators” are generally formed to provide support and resources to early stage businesses and create a network of such businesses that “cross-pollinate” by readily sharing ideas and business initiatives and entering into commercial relationships. Business incubators focus on recapitalizing using fund returns and usually raise funds less often and take smaller equity positions than business accelerators. Business accelerators, on the other hand, raise funds more frequently, take bigger equity positions, and wait for value accrual from their investments over time. By contrast, we are pioneering a holding company-incubator business model in that we will typically acquire and hold a controlling stake in the portfolio company and provide it with a support structure that greatly enhances its chance to succeed. This support will entice a set of entrepreneurs who are seeking partners with our expertise so that they can be highly focused on their unique core skills.

Our intention is to majority own, control and be actively engaged in the businesses of our operating subsidiaries. We will provide them, as needed or appropriate, management, marketing and technical support, office space, employment human resources and payroll services, legal and accounting services, transaction advisory and investment banking services, sales guidance and support, management and advisory services, and other types of mentoring support. We do not anticipate charging management, bonus or other fees to our subsidiary companies in the way that private equity funds or SPACs do, as we are not implementing the business model followed by that type of entity. Our interest is in growing the value of our companies, not in generating fees. Unlike short-term incubator programs typically hosted by universities or sponsored by local economic development organizations, we plan to stay involved with our portfolio companies for a much longer period of time – approximately three to seven years on average. We seek highly promising opportunities and look beyond short-term financial return. We believe that our focus and ability to seek disruptive companies and winning teams, and to create a platform of portfolio companies aimed at causing seismic disruption in their market, will allow us to generate an attractive rate of return for our investors.

We plan to raise up to $49 million in our Regulation A Offering and use the capital to invest in at least one of the Prospective Portfolio Companies. We plan to take and hold a majority equity position in most of our portfolio companies. Holding a majority of these companies’ voting equity means that they will become our operating subsidiaries and we will have the right to vote for and control the election of a majority of their board of directors (or managers in the case of a limited liability company). Once invested, we plan to act as their business incubator by conferring upon them a suite of “blue-chip” benefits aimed at enhancing their likelihood of success. For those companies that we will invest in and hold a less-than-controlling equity position due to valuation or other reasons, we will offer them access to the same value-added services. They will join our platform of portfolio companies but will not be a subsidiary of ours. In order not to be deemed an “investment company” under the Investment Company Act and to stay outside the purview of the Investment Company Act which can impose extensive operational, governance and other limits on us, we will implement robust internal procedures to track our compliance with the 40% asset test

Market Opportunity

Based on a May 2020 study conducted by Maple Growth Partners and commissioned by Marketmaker Capital, where our Chief Executive Officer, Steven Weinstein, serves as the Managing Director, approximately three out of five start-up companies in the U.S. struggle to “stay active beyond 3 years” and the likelihood of success to exit increases from approximately 3% at seed stage financing to 26% at a late stage Series F round of financing. We believe that start-up companies’ risk of failure starts to drop after the third year of operation, and, generally speaking, their likelihood of success tends to increase as they mature and receive outside funding, guidance, and mentorship from angel investors, institutional investors, or other external capital providers.

We have targeted companies that have demonstrated the viability of their businesses by having delivered at least one product to the market, attained a customer, or shown significant progress toward product development or customer acquisition. Having cleared one of these significant hurdles in the business cycle, certain completion and success risks will have been ameliorated. We believe the capital, value-added services, guidance, mentorship, and expansive networks that we will be able to offer to these companies will provide them important guardrails for the future, allow experienced managers to keep them focused on their core capabilities without stifling their creativity or ability to shake up markets or product sets.

The COVID-19 pandemic and concurrent economic slowdown are causing shifts in every area of society. We expect a huge increase in creativity and in re-thinking how business is done and how people navigate their daily lives. We are poised to foster some of the growth and change that is anticipated. We believe there are many industries, niches, and processes ripe for disruption. Our diversified investment strategy has targeted these specific sectors: entertainment, financial technology, gaming, medical technology, impact, and process improvement. Here are just a few examples of ideas we believe will have traction:

●	mobile cash access services targeted at unbanked populations;

●	brand engagement through online gaming and cellular network utilization, and through entertainment platforms;

●	trusted proprietary platform for managing corporate shareholders and share transfers; and

●	short-form video content platform for social media entertainment marketing.

Our Strategy

We believe the winning strategy is to partner with highly motivated management teams and disruptive entrepreneurs. Success of our business model is premised on the following:

●	Portfolio Company Selection – Investing in companies with a developed technology, service or product, at least one customer, and two to three years of business activities enhances the likelihood of success. We believe start-up companies face the highest risks of failure during the first two to three years of its operating history, and that inability to attract customers is often a primary reason for failure. The companies we have identified as potential portfolio companies generally have a developed product or service, and at least one customer. Our strategy is to time our investment to provide traction, and not resuscitation for these companies.

●	Realistic Time Horizons – Our value proposition is compelling when compared to that found in typical incubator programs. Unlike typical business incubators and accelerators, we plan to provide patient capital and stay invested in our portfolio companies for a much longer period of time. We are more focused on helping seismic ideas grow into disruptive successful companies than short-term financial returns. Further, we intend to make most of our investments in a manner that will remove some of the pressures felt by portfolio companies of other types of entities (e.g., funds) to realize a fast return. Specifically, our expectation is that we will generally hold our companies from three to seven years, although we may also invest in companies that we expect will monetize quickly through a sale or move to profitability and positive cash flow. We do not anticipate paying dividends up to the holding company. Our strategy is not to use debt to make our investments or to impose management, bonus or other fees on our investee companies.

●	Nurturing and Advising – Our collaborative and consensus-seeking approach is an approach that we believe is much preferred to the protective provisions typically required by venture capital firms. We believe in collaboration with winning management teams, and that includes achieving consensus with our subsidiaries on all major corporate decisions. A typical venture capital investment requires certain protective provisions in the portfolio company’s governing documents. These provisions generally require the venture capital firm’s approval for all major corporate events such as sale of the company, additional financings, mergers and acquisitions, material employment agreements, material joint ventures, and other relationships, regardless of the size of the firm’s equity stake in the portfolio company. We, on the other hand, even in the case where we hold a majority equity position, believe that all such major corporate events should require approval of a super-majority of the Board of the Directors (or managers in the case of limited liability companies) and the outstanding shares of our subsidiaries.

●	Mitigating Risks for Failure – The suite of value-added services we offer to our portfolio companies will enhance their likelihood of success. For our operating subsidiaries, we will wrap them with our support and services (see “Business - Our Strengths and Competitive Advantages”) that will increase their competitive advantages. For our other portfolio companies that are not our subsidiaries, we will offer them access to the same support and services, and if accepted, we believe these benefits will not only mitigate their risks for failure but enhance their likelihood of success.

●	Recognizing High Probabilities of Scale – Our platform of portfolio companies in the digital space will allow us to achieve economies of scale. To the extent that we have multiple portfolio companies, we expect to be able to negotiate for better pricing and enhanced services from our various vendors. For instance, we will be in a much better position to negotiate group rates on behalf of our portfolio companies with third-party human resources benefits providers. We expect to be able to purchase higher-quality and more comprehensive human resources benefits for employees of our portfolio companies than these companies can on an individual basis. We expect the same to hold true across the range of goods and services that companies generally buy and negotiate for, including technology (hardware, software and infrastructure), telecommunications, office space and supplies, travel, outside legal, accounting, placement fees, marketing and advertising, and employee perks, to name a few. We also expect that if we have 100 employees or more across the portfolio, it will become easier to attract key talent to help transform startups into thriving growth companies.

●	Multiple Bottom Lines – We offer attributes that will increase likelihood of long-term and outsized success. Because there is no agreed, strict definition of an ESG (environmental, social and corporate governance) investing, we cannot claim strict adherence to a set of ESG principles. But we do believe in socially responsible investing, and we seek to put ESG principles into practice. We will select companies doing good work and whose business at a minimum is not causing harm to the environment, society, or the industry. Seismic change can appear to shake up an industry but we see that as a positive change. Further, we will choose founders and entrepreneurs who understand that diversity of thought breeds success which is best achieved with a diverse workforce. Pay levels, ethical treatment of the entire value chain, and transparency are additional attributes that we offer and value. We believe that these values increase the likelihood of long-term and outsized success.

While we or our subsidiaries may hold minority equity positions in some of our portfolio companies, this will not be the focus of our efforts. Our intention is to majority own, control and be actively engaged in the businesses of our operating subsidiaries so that we will not be deemed to be holding or owning “investment securities” representing more than 40% of our total assets on an unconsolidated basis, excluding cash and government securities, and will be an “investment company” under the Investment Company Act. We plan to develop and implement robust internal procedures to track compliance with this 40% of total assets test on an ongoing basis. (See “Business – Investment Company Act Considerations.”). Our intention is to majority own, control and be actively engaged in the businesses of our operating subsidiaries. We intend to take whole or majority ownership interests in acquisitions of subsidiaries, and we will offer the current owners back-end participation rights in a manner that will not trigger Investment Company Act concerns. We believe that this will not only allow us to purchase companies with less upfront cost or the acquisition of debt, but also align our interests with that of our prospective portfolio companies’ founders and management.

We are an internally managed holding company and our intention is to majority own, control and be actively engaged in the businesses of our operating subsidiaries. As such, we will generally not receive management fees, bonus fees and other acquisition, disposition or transaction fees traditionally seen in other structures (e.g., private equity funds and SPACs,). Our success and compensation will primarily depend on, and be associated with, the success of our business operations through our subsidiaries, and ultimately in the price of our shares. We are not engaged in the business of, nor will we be compensated for, rendering investment advice. Therefore, neither we nor our management will be deemed an “investment adviser” subject to registration under the Investment Advisers Act of 1940 or under the various state securities or “Blue Sky” laws.

Our Strengths and Competitive Advantages

We believe our competitive strengths lie in the “blue-chip” benefits we confer and make available to all our portfolio companies. We believe that these benefits will greatly enhance their likelihood of success. Some of these benefits include:

●	Enthusiastic, supportive, and patient capital – Unlike other capital providers who may be more focused on short term financial returns, we plan to provide enthusiastic, supportive, and patient capital. Through mentorship, we will also coach management on how to raise subsequent rounds of financing for their own organic growth, growth through acquisitions, management buyouts, or other material events.

●	Operational support, if needed – Many of our principals and advisors are serial entrepreneurs and veterans in technology, information design and infrastructure, banking, corporate finance, and business incubator business. If needed, we will provide a wide range of operational support that may include management, marketing and technical support, office space, employment human resources and payroll services, legal and accounting services, transaction advisory and investment banking services, sales guidance and support, management and advisory services, and other types of mentoring support, including access to governmental lobbying where needed and diversity training and management. We believe the winning formula is to remove some of the operational challenges common to early stage companies that may distract management from growing the business.

●	Mentorship – We promote idea exchange, coaching and collaboration. We plan to be active participants in all material aspects of our operating subsidiaries’ business. We believe that each of our portfolio companies has a unique business or market advantage and we plan to nurture that advantage and coach management on how to best leverage this advantage. Wherever possible, we also plan to encourage our portfolio companies to collaborate for mutual benefits.

●	Network of professionals – Our network stems from long-term relationships. This includes clients and senior managers across industries and disciplines, influencers, business developers, product designers and developers, and board members. We plan to customize our deployment of our deep and extensive networks to each portfolio company, and help them open doors and opportunities to sales and partnerships.

Our Current Status

As of the date of this Annual Report, we have begun to put in place the cornerstones of our business plan: an experienced legal and accounting team to help put the proper procedures and business processes in place at every portfolio company, a suite of benefits and human resources management resources, mentoring, sales and marketing management, technology design and infrastructure support, and advisors on every aspect of building a business from diversity and inclusion to programming design to incubator management.

To date we have:

●	Created and implemented appropriate financial systems and procedures;

●	Created and implemented appropriate technology systems and procedures;

●	Created and implemented appropriate diligence systems and procedures; and

●	Created and implemented appropriate deal process systems and procedures.

Some specifics include on the legal front, in addition to appointing Yann Geron as our Chief Legal Officer, we engaged the following law firms: Schwartz Law for our transaction work and we drafted a full set of standard acquisition/investment documents; Shulman Rogers for our corporate work; Potomac Law to provide guidance on particular issues pertaining to our status as a holding company; and Crowdcheck Law as our SEC counsel. On the accounting front, we engaged Rose Snyder & Jacobs (“RSJ”) as our accountantsFurthermore, we worked extensively with RSJ regarding our financial systems and procedures. On the tech front, we engaged ServiceByte as our technical advisors and support as well as for cyber security. We engaged CorpFin Analysis Pvt Ltd (CorpFin Associates) and Maple Growth Partners to diligence industry and company aspects of our prospective acquisitions/investments, and we set our our multi-layered strategy (industry/corporate, technology, personnel) for bringing target companies into the holding company. We began planning to implement the Malbek contract lifecycle management system for our corporate and transaction documents and have implemented ContractZen for our corporate records.

We have additionally initiated our website, started publishing periodic newsletters and published “thought leadership” pieces on a regular basis. We have signed up a board of advisors comprising 11 industry experts (the “Board of Advisors”), held four meetings with them and continue to fine-tune our processes for industry, company and technology due diligence processes and procedures. We have standardized our transaction forms.

Further, to date we have reviewed over 200 companies, and we are considering making acquisitions in 13 of those companies, our “Prospective Portfolio Companies”. Below we have provided details regarding those companies. It is our intent that as soon as we have sufficient funds, we will invest and hold a majority ownership interest in at least one of our Prospective Portfolio Companies. Further it is our intention to close on additional Prospective Portfolio Companies, provided that we believe our funding will support the initial companies and subsequent investments.

Beyond identifying and acquiring companies that we believe will make a seismic change in their industries, or create new industries, we have set about creating a diversified investment portfolio, across industries, and we have sought out, and identified, a group of non-traditional and diverse entrepreneurs that is well-represented within our Prospective Portfolio Companies.

Our prospective portfolio companies are shown in the following list in alphabetical order and then described briefly below.

●	BIA Controls, Inc., process improvement sector, provides energy demand controls.
●	Blockbonds/SPENN AS, fintech sector, provides virtual ATM services for unbanked people in Africa and Europe.
●	ClearingBid, Inc. fintech sector, provides a technology platform for initial public offerings.
●	Clix Inc., entertainment sector, is a cross-platform premium content provider that connects viewers with stars and influencers.
●	Conscious Good, LLC, entertainment sector, is a community-driven media platform where entertainment fuels personal growth and collective transformation.
●	Curio Digital Therapeutics, Inc., medical technology sector, creates cognitive behavioral therapy programs for women.
●	Dollar Dollar Dollar Inc., gaming sector, supports remote interaction and competition on the golf course.
●	Environmental Stock Exchange LLC, impact sector, is developing a rating system for corporate and municipal environmental performance.
●	Game Cloud Network Inc., gaming sector, develops cellular network technology to guard against gaming latency.
●	MovieComm LLC, uses motivational movie clips to help today’s leaders lead.
●	Parq, Inc., process improvement sector, provides parking industry software.
●	Spare CS, Inc., fintech sector, provides virtual ATM services for unbanked people in North and South America.
●	Warehouse Republic, Inc., process improvement sector, is a third-party logistics company targeting Fulfillment by Amazon sellers.

Grouped by Sector, the companies are:

Entertainment Sector

●	Clix Inc., is a cross-platform premium content provider that connects viewers with stars and influencers. Conscious Good, LLC, entertainment sector, is a community-driven media platform where entertainment fuels personal growth and collective transformation.
●	MovieComm LLC, uses motivational movie clips to help today’s leaders lead.

FinTech Sector

●	Blockbonds/SPENN AS, provides virtual ATM services for unbanked people in Africa and Europe.
●	ClearingBid, Inc. provides a technology platform for initial public offerings.
●	Spare CS, Inc., provides virtual ATM services for unbanked people in North and South America.

Gaming Sector

●	Game Cloud Network Inc., develops cellular network technology to guard against gaming latency.
●	Dollar Dollar Dollar Inc., supports remote interaction and competition on the golf course.

Impact Sector

●	Environmental Stock Exchange LLC, is developing a rating system for corporate and municipal environmental performance.

Medical Technology Sector

●	Curio Digital Therapeutics, Inc., creates cognitive behavioral therapy programs for women.

Process Improvement Sector

●	BIA Controls, Inc., provides energy demand controls.
●	Parq, Inc., provides parking industry software.
●	Warehouse Republic, Inc., is a third-party logistics company targeting Fulfillment by Amazon sellers.

The companies are described in more detail below. More extensive coverage of Blockbonds/SPENN AS, Spare CS, Inc. and Parq, Inc., is provided, and shown first, in alphabetical order, as these three companies each has signed a non-binding letter of intent with Seismic.

During the course of our Regulation A Offering, should we take a controlling interest in any of these companies, formalize our agreements with them or enter into letters of intent with any additional prospective portfolio companies, we will provide similar information to that provided herein in a Supplement to our Regulation A Offering Circular and will file the letter of intent as an exhibit on a Form 1-U.

Blockbonds/SPENN AS

Blockbonds/Spenn AS (“SPENN”), is in the business of providing app-based cash access and remittance services. Its client base is in Africa and the Philippines, and can be downloaded on both Apple’s and the Android’s operating systems. SPENN’s services comprise three main platforms:

●	SPENN app: a fully functional app, that provides a free mobile cash service with instant transactions and a simple point-of-sale solution, with cash-in and out services;

●	SPENN Business: bulk payment system for B2B commerce as well and as for payroll; and

●	SPENN Connect: payment module for direct payments to stores to be used by the customer upon purchasing a product as well as enabling eCommerce to be conducted quickly and securely with instant payment processing.

Of our three companies currently under non-binding Letter of Intent, SPENN is the most developed and has a full management team and development staff, consisting of 120 employees in seven countries, and currently operating in four countries as they continue to expand. Currently, SPENN’s business operations are concentrated in the areas of technical development (growing out the capabilities of the app), marketing (bringing more clients onto the app), and business development (seeking out opportunities to provide more services through the app). SPENN, based in Norway, primarily requires growth capital and a marketing foothold in the United States as well as growth in Europe, Asia and additional African counties as they expand their geographic footprint. Seismic plans and expects to provide these capabilities to SPENN, both through its own efforts and through a joint venture relationship arranged by Seismic’s principals with Spare CS, Inc.

Seismic already has begun extensive discussions with some of its banking relationships regarding business opportunities for SPENN here in the United States once it is a part of the Seismic portfolio. The market for SPENN anticipates that its principal method of distributing its app will be through marketing and new partnerships. Currently SPENN has reached 800,000 users in its live markets: Rwanda, Tanzania, Zambia and the Philippines. We believe that SPENN has solved the steep distribution costs that have previously offset economies of scale in for operators seeking to provide banking services in rural areas. SPENN intends to build a global brand primarily focused on emerging markets across Africa and Asia and their related cross border and international payment flows. SPENN is not dependent on any specific clients or suppliers.

Pending shareholder approval, SPENN is in the process of acquiring a company quoted on Nasdaq: First North Growth Market Denmark through a reverse merger.

SPENN was organized in 2015 and has not undergone any material reorganization or consolidation or similar transaction or any bankruptcy or similar proceeding and is not subject to any material legal proceedings. Since inception of the company, the early years have been characterized by a focus on product and markets, which in 2020 shifted to a focus on returns focus which emphasizes scaling and developing the platform to further monetize its user base. In 2020 and 2019, SPENN’s revenue was approximately $210,000 and $40,000, respectively, and its expenses were approximately $2.7 million and $2.2 million, respectively.

The non-binding letter of intent with SPENN dated November 16, 2020 provides that the Company is contemplating an investment of up to $5 million. Either party can terminate negotiations at any time with written notice. We intend to acquire a controlling interest in this company and provide up to $5,000,000 in funding. Subsequent to the letter of intent, we have continued our discussions with the company and are looking to formalize the terms if and when the Company has raised sufficient capital.

Parq Inc.

Parq, Inc. (“Parq”) is in the process improvement business. Parq provides a software platform allowing parking lot and garage operators to improve their financial performance and utilization of the spaces they control with their product called Orca. The (platform) product is fully functional and while it is the company’s only product that is currently needed there are others in development that will be used to provide clients with additional functionality. In the past, operators sold their spots directly to clients, either on an on-demand basis or by monthly or annual contract. Unsold spaces were unfulfilled sales. When parking apps hit the scene several years ago, the parking operators would allocate a certain number of physical spaces to each app, and if the space sold, the app provider and the operator shared the revenue. (This company has developed an AI-based) The Orca app (software) that allocates spaces (to the apps) as needed, and also allows for automatic price increases (with a manual override possible), leading to additional profits both for the operator and for the app developer. The app user also wins by knowing that there is a guaranteed space allocated and the price of that space. Orca allows just one platform to sync rates, inventory and blackouts across all channels. Parq has contracts with parking organizations including Arrive, Colonial Parking, Wally Park and Arrive among others.

The principals of Seismic have been working with Parq virtually since its inception approximately three years ago. Parq’s original business plan was to target sporting, political and other events where local homeowners often provide parking spaces at their homes. The business model proved difficult to implement. If Parq wanted to ensure that homeowners lived up to their commitments, and parkers had solid, guaranteed spots, Parq felt it would be necessary to have on-the-ground support staff working every event. The costs of having the in-person support were prohibitive. So Parq retooled the business to be a software provider to the overall parking industry, and this decision has been rewarded with contracts from some of the largest parking operators in the United States. Currently, Parq’s business operations are confined to its two founders, an outside contract software developer, and one business development officer/salesman. As with Spare, Parq requires capital to grow and develop its technology, and full suite of services and access to Seismic’s business network to grow outside the United States.

Parq was organized in June 2018 and has not undergone any material reorganization or consolidation or similar transaction or any bankruptcy or similar proceeding and is not subject to any material legal proceedings. Since inception, PARQ has generated over $150,000 in revenue (including $50,000 in grants) and over $300,000 in expenses for development, marketing, payroll, rent, equipment, as well as other operational expenses.

The non-binding letter of intent with Parq dated November 16, 2020 provides that the Company is contemplating an investment in the Parq. We are planning on an investment of $500,000. Either party can terminate negotiations at any time with written notice. We intend to acquire a controlling interest in this company. Subsequent to the letter of intent, we have continued our discussions with the company and are looking to formalize the terms if and when the Company has raised sufficient capital.

Spare CS, Inc.

Spare CS, Inc. (“Spare”) provides a virtual ATM platform for the unbanked and underbanked to provide access to real cash. The company is focused on providing a platform for cash access and remittance services to rural areas as well as underserved urban areas. Spare currently has four apps that are operational:

●	Spare User app: a consumer-facing user app for transactions in iOS;

●	Spare Dispense Cash app: a consumer-facing agent application for businesses in iOS;

●	Spare’s InstaPYMNT app: an app used for mobile payments for delivery agents in iOS;

●	Scavenger Hunt app: a mobile game that allows cashing of the digital token into the Spare digital wallet via Spare’s network of merchants.

Furthermore, Spare currently has one app under development:

●	Spare’s QR code generator: a unique QR code generator app that creates an on-demand QR code’s for the entire Spare agent network as well as being used for marketing and promotion

The current operational apps are available in iOS and downloadable in the market’s they serve. Spare is currently working on developing those apps and its apps under development for the Android platform.

Spare’s consumer base is unbanked customers in North America, and users can access cash through its network of local grocery stores, bodegas, gas stations and other locations. This company also has a B2B customer base, primarily consisting of community banks that are able to extend their reach into areas where it is too costly or otherwise prohibitive to operate a free-standing cash machine. While SPENN has a large and vibrant presence in Africa and Europe, Spare has had a smaller but notable U.S. presence. Spare received a public offer of investment and ongoing advising from the billionaire Mark Cuban in an episode of the TV Series “Shark Tank”.

Spare’s business operations are limited at this point, due to cash constraints Spare currently has four employees as well as six contractors. Here, we believe that Seismic’s capital, support services and business networks will help Spare grow its business. Spare will receive growth and development capital from Seismic, as well as a full suite of Seismic capabilities – from payroll and accounting, to benefits and human resources, to technology support, sales channel development and management, and marketing support. As with SPENN, Spare is operating in a highly competitive market, but is not dependent on any particular clients or suppliers.

Spare was organized in October 2015 as a Delaware C Corp. and has not undergone any material reorganization or consolidation or similar transaction or any bankruptcy or similar proceeding and is not subject to any material legal proceedings. Since inception the company has had revenues of $1,050,425 with cost of goods being $293,108 and other expenses being $869,495.

Further, our founders introduced SPENN and Spare to each other, and our founders have advised on a joint venture through which the companies will share certain assets including networks, global expansion, software and software development; introducing our companies with the goal of creating synergy between these two companies. It is our current intention to strongly link or potentially merge these two entities to create strong operating synergies and a defensible global operating market. We note that while this is our intention, we also believe that each company has value in itself and would seek to acquire either or both companies should a joint venture not be feasible. We have also advanced discussions with others across a variety of industries, in order to execute on its diversified investment strategy. If and when we enter into binding agreements with any company, we will provide additional information.

The non-binding letter of intent with Spare dated November 16, 2020 provides that the Company is contemplating an investment of $3 million in Spare. Either party can terminate negotiations at any time with written notice. We intend to acquire a controlling interest in this company and provide up to $5,000,000 in funding. Subsequent to the letter of intent, we have continued our discussions with the company and are looking to formalize if and when the Company has raised sufficient capital.

The remaining companies, not currently under letter of intent, are listed alphabetically, as follows.

BIA Controls, Inc.

BIA Controls, Inc. (“BIA”), was formed in 2020 in Delaware as a C Corporation. BIA creates and supplies systems for demand management, energy management and building automation of commercial buildings. The BIA Load Controller actually manages demand by monitoring incoming power, calculating demand, and manages HVAC, refrigeration, water heaters, and other controllable loads. The system reduces demand by up to 20% or more by acting like an orchestra conductor for the equipment in a facility that cycles on and off, ensuring that everything runs when it needs to but not everything runs at the same time. The team behind BIA has been operating successfully in the energy space for many years.

Since inception, BIA has generated approximately $5,000 in revenue against approximately $2 million in expenses. Seismic and BIA have discussed a framework of a transaction and expect to proceed to a term sheet, then definitive documentation if and when the Company has raised sufficient capital. The transaction will be contingent on several factors including finalizing due diligence, agreement among the parties, and Seismic’s ability to fund. We intend to provide funding for working capital, expansion and development.

ClearingBid, Inc.

ClearingBid, Inc. (“ClearingBid”), a C Corporation formed in Delaware in 2012, provides a technology platform to control the process of Initial Public Offerings such that the market sets the price, instead of underwriters, and more proceeds go to the issuers than under the current system where the investors are the sole-beneficiaries of first-day price run-ups. The principals of Seismic have worked with the founder of ClearingBid since before Seismic was formed, and recently have helped the company recruit and engage staff with direct experience in evangelistic financial markets sales on Wall Street. ClearingBid’s founders are well established on Wall Street, and they felt that “there had to be a better way” to bring companies public.

ClearingBid is a development stage company. Seismic and ClearingBid have discussed a framework of a transaction and expect to proceed to a term sheet, then definitive documentation if and when the Company has raised sufficient capital. The transaction will be contingent on several factors including finalizing due diligence, agreement among the parties, and Seismic’s ability to fund. We intend to provide funding for working capital, product rollout, further technology development, and sales and marketing.

Clix, Inc.

Clix, Inc. (“ClixTV”), formed as a C Corporation in 2016 in Colorado, is a cross-platform premium content provider that connects viewers with stars and influencers, showcasing their passions, hobbies, games and antics. ClixTV is provided free to users, and connects them with the stars they love, the brands they love, and the charities they love “without the noise”. ClixTV’s founders achieved success at previous technology transitions within the entertainment industry, and they are determined to do it again.

ClixTV has just begun to generate revenue, and has spent approximately $6,000,000 developing its product and technology. Seismic and ClixTV have discussed a framework of a transaction and expect to proceed to a term sheet, then definitive documentation if and when the Company has raised sufficient capital. The transaction will be contingent on several factors including finalizing due diligence, agreement among the parties, and Seismic’s ability to fund. We intend to provide funding for working capital, content acquisition, development and growth.

The Conscious Good, LLC

The Conscious Good, LLC (“Conscious Good”), an LLC formed in Colorado in 2015, is a community-driven media platform where entertainment fuels personal growth and collective transformation, and it also offers the highest quality stories and experiences to support a healthy and conscious lifestyle. Conscious Good believes that stories, both real and imagined, have the power to transform. Conscious Good’s founder is an established entertainment executive who wanted to direct her love of the industry to the possibility of creating change.

Since inception, the company has generated approximately $50,000 in revenue against approximately $1,200,000 in expenses. Seismic and Conscious Good have discussed a framework of a transaction and expect to proceed to a term sheet, then definitive documentation if and when the Company has raised sufficient capital. The transaction will be contingent on several factors including finalizing due diligence, agreement among the parties, and Seismic’s ability to fund. We intend to provide funding for working capital, content acquisitions, development and growth.

Curio Digital Therapeutics Inc.

Curio Digital Therapeutics Inc. (“Curio”), formed as a C Corporation in Delaware in 2020, is a digital therapeutics company with tailor-made cognitive behavioral therapy programs for women across the cycle of life, encompassing age groups, physiological conditions and social settings. Curio believes that a women’s wellbeing has a lasting impact not just on the child but also on the family and society at large. Curio provides a comprehensive suite of high-touch, high-tech products to connect patients and their care teams, allowing continuous follow-up and adjustments to treatment plans. Curio’s founders are practicing physicians with direct experience of the shortfalls in women’s healthcare.

Since inception, the company has generated approximately $250,000 in revenue against approximately $850,000 in expenses, including costs incurred by a predecessor entity. Seismic and Curio have discussed a framework of a transaction and expect to proceed to a term sheet, then definitive documentation if and when the Company has raised sufficient capital. The transaction will be contingent on several factors including finalizing due diligence, agreement among the parties, and Seismic’s ability to fund. We intend to provide funding for working capital, development and growth.

Dollar Dollar Dollar Inc.

Dollar Dollar Dollar Inc. (“D3”), a C Corporation formed in California in 2018, is a technology provider to support remote interaction and competition on the golf course. D3 makes it easier to play side games like Nassau and Skins, whether playing side-by-side with friends or far apart, even on separate courses across the country. D3 provides a full peer-to-peer eGaming platform that connects players worldwide. D3’s founders are active golfers and competitors; D3 is a direct result of what they and their friends like to do while playing.

D3 has just recently gone revenue-positive, and it has spent approximately $250,000 so far developing its product. Seismic and D3 have discussed a framework of a transaction and expect to proceed to a term sheet, then definitive documentation if and when the Company has raised sufficient capital. The transaction will be contingent on several factors including finalizing due diligence, agreement among the parties, and Seismic’s ability to fund. We intend to provide funding for working capital, development and growth, and to add other sectors.

Environmental Stock Exchange LLC

Environmental Stock Exchange LLC (“ESE Ratings”), formed as an LLC in Delaware in 2010, is developing a rating system to evaluate corporate and municipal environmental performance. At Seismic, our investment policy includes principles of social responsibility. When we evaluate companies for investment, we look for businesses that are in full compliance with relevant environmental, social, and governance (ESG) laws and regulations. Companies everywhere are seeking quantitative measurements to evaluate all components of ESG, and few metrics are available. ESE Ratings is working to solve the “E” portion of the equation. ESE Rating’s founder is a successful serial entrepreneur.

ESE Ratings is currently pre-revenue. It has spent approximately $1,400,000 to develop its ratings product. Seismic and ESE have discussed a framework of a transaction and expect to proceed to a term sheet, then definitive documentation if and when the Company has raised sufficient capital. The transaction will be contingent on several factors including finalizing due diligence, agreement among the parties, and Seismic’s ability to fund. We intend to provide funding for working capital, client acquisition, development of ratings products and for product rollout.

Game Cloud Network Inc.

Game Cloud Network Inc. (“GCN”), formed as a C Corporation in Delaware in 2019, develops cellular network technology to guard against gaming latency. In other words, when 5G networks rely on GCN’s technology, gamers compete on a level playing field, regardless of their physical location. Principals and advisors of Seismic have worked extensively with GCN to help stage its development schedule and realize its software implementation. It is expected that after a transaction with GCN takes place, one advisor of Seismic will join GCN in an executive capacity.

Since inception, the company has generated approximately $2,900,000 in revenue against approximately $3,600,000 in expenses. Seismic and GCN have discussed a framework of a transaction and expect to proceed to a term sheet, then definitive documentation if and when the Company has raised sufficient capital. The transaction will be contingent on several factors including finalizing due diligence, agreement among the parties, and Seismic’s ability to fund. We intend to provide funding for working capital, development and growth.

MovieComm, LLC

MovieComm, LLC (“MovieComm”), an LLC organized in Virginia in 2016, uses legally approved, motivational movie clips to help today’s leaders lead. MovieComm provides access to thousands of ad-free, customizable Hollywood movie clips designed to help today’s leaders communicate in a whole new way. For CEOs and other company executives, to professors, trainers and coaches, MovieComm provides an innovative tool to send messages that are short, entertaining and memorable, to inspire and motivate colleagues, students and players. MovieComm’s founder came up with the idea of starting the company when he used clips himself to motivate a large Fortune 500 workforce. He pursued the Hollywood studios to provide content for nearly a decade before the first one said yes.

MovieComm has just begun to generate revenue, and has spent approximately $800,000 developing its product and technology. Seismic and MovieComm have discussed a framework of a transaction and expect to proceed to a term sheet, then definitive documentation if and when the Company has raised sufficient capital. The transaction will be contingent on several factors including finalizing due diligence, agreement among the parties, and Seismic’s ability to fund. We intend to provide funding for working capital, development and growth.

Warehouse Republic Corp.

Warehouse Republic Corp. (“Warehouse”), formed originally as an LLC in 2018 in Delaware and converted in 2019 to a C Corporation, is a third-party logistics (3PL) operating primarily in California. Warehouse provides storage and fulfillment services to e-commerce sellers. The company has developed technology specifically targeted to Fulfillment by Amazon (FBA) sellers. Warehouse’s founders began the company as FBA sellers themselves, and they felt there had to be a better way.

Since inception, Warehouse has generated just under $3,000,000 in revenue against approximately $850,000 in expenses. Seismic and Warehouse have discussed a framework of a transaction and expect to proceed to a term sheet, then definitive documentation if and when the Company has raised sufficient capital. The transaction will be contingent on several factors including finalizing due diligence, agreement among the parties, and Seismic’s ability to fund. We intend to provide funding for working capital, expansion and development.

Investment Company Act Considerations

We intend to continue to conduct our operations so that neither we, nor any of our subsidiaries, is an “investment company” as defined in, and that is required to register under, the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% asset test. Excluded from the term “investment securities,” among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

As primarily a holding company, we do not fall within Section 3(a)(1)(A) of the Investment Company Act, because we are not and do not hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Our intention is to majority own, control and be actively engaged in the businesses of our operating subsidiaries. Accordingly, we are neither (i) a special purpose acquisition company (commonly referred to as a “SPAC”), because we are not a blank-check company formed for the sole purpose of a merger with, or acquisition of, an unspecified business; nor (ii) are we a “special situation investment company”, because our intention is not to be engaged in the business of buying and selling unspecified businesses solely for investment purposes.

In regard to Section 3(a)(1)(C) of the Investment Company Act, we will monitor on an ongoing basis our compliance with the 40% asset test, which includes monitoring the status of each of our subsidiaries. While our intention is not to hold or own subsidiaries that may be deemed to be investment companies, to the extent that any subsidiary, even if wholly or majority owned, is excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act (a “private fund”), the securities we own will be required to be treated as investment securities for purposes of the 40% test. Securities we may own of subsidiaries that may be deemed to be private funds, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. We intend to engage in ongoing monitoring of compliance with the 40% test with a view to neither we nor our principal subsidiaries being considered investment companies for purposes of Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. Neither we, nor our subsidiaries, will engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we intend to engage in the businesses of, and through, our subsidiaries, which will be primarily engaged in non-investment company operating businesses. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. The determination of whether an entity is a majority-owned subsidiary of our Company is made by us. We might have subsidiaries that are limited liability companies. The Investment Company Act does not define “voting securities” in the context of a limited liability company structure. By reference to such term as defined in Investment Company Act as applicable to corporations, we will treat as majority-owned subsidiaries limited liability companies of which our, or our wholly-owned or majority-owned subsidiary’s equity ownership entitles us to elect the manager or at least a majority of a board of managers (in a manager-managed entity), or we or our majority-owned subsidiary constitutes the managing member (in a member-managed entity). We reached our conclusion on the basis that the membership interests in a limited liability company entitling the election or appointment of managers or managing members, as applicable, are the functional equivalent of voting securities in a corporation. We have not asked the SEC staff for concurrence of our analysis and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. See “Risk Factors— If we are deemed an ‘investment company’ under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted.”

Qualified Small Business

The Company expects to be a “qualified small business” as defined in Section 1202(d) of the Internal Revenue Code of 1986, as amended, at and immediately after the issuance of securities in the Regulation A offering. The Company has no predecessor and has never at any time held gross assets in excess of $50 million and does not expect to hold gross assets in excess of $50 million immediately after the offering (including the proceeds of the offering).

We intend that the Company will operate in the future in the manner required for the securities offered in the Regulation A offering to qualify as “qualified small business stock” as defined in I.R.C. § 1202(c), so that investors in the offering (other than corporations) that meet the more than 5-year holding period specified in I.R.C. Section 1202(a) may be eligible to exclude from gross income for federal income tax purposes 100% of any gain realized on a future sale or exchange of the Shares (up to the maximums prescribed in I.R.C. Section 1202(b)) and to receive an equivalent preference for federal alternative minimum tax purposes.

The Company has not redeemed any of its issued stock since its formation and has no intention to do so at any time within one year of the date of the Regulation offering. It intends to satisfy the “active business requirement” in I.R.C. § 1202(d) under the aggregation rules in I.R.C. § 1202(d)(e) as a “parent-subsidiary controlled group” by retaining at least 80% of its assets (by value) in the form of stock representing more than 50%, by vote or value, of subsidiary corporations engaged in the active conduct of one or more qualified trades or businesses, as the term “qualified trade or business” is defined in I.R.C. § 1202(e)(3). It will not hold more than 10 percent of the value of its assets (net of liabilities) in the form of stock or securities of corporations that are not subsidiaries, except to the extent such stock or securities are permitted to be held as working capital or temporary investment under I.R.C. § 1202(e)(6). The Company and its subsidiaries will strive to avoid engagement in other activities or businesses or the acquisition or holding of assets or positions that would disqualify the Company from being a qualified small business.

Employees

We currently have three full time employees and one part-time employee.

Competition

Our ability to produce revenues will rely on several factors including and not limited to identifying winning management teams and disruptive entrepreneurs. We will compete with angel investor groups, traditional business incubators, business accelerators and venture capital firms many of whom may have a lot more capital and other resources than we do.

Intellectual Property

We do not own any patents or trademarks.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to intellectual property, conduct of our business activities, or otherwise.

Property

We do not own any real estate, office space or significant tangible assets. We maintain a post office box at the address indicated on the cover page of this Annual Report.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Seismic was formed on July 1, 2020 and, as of the date of this Annual Report, we have not yet commenced making the investments that are the core of our business plan.

Operating expenses comprise compensation and formation and operating expenses. Operating expenses for year ended December 31, 2021 increased $3,285,922 (or 356%) to $4,208,809 from $922,887 in the period from inception to December 31, 2020. Compensation increased $2,533,454 due to having a full year of compensation to the founders, and the bonus earned by them. During the same period legal and professional expenses and other operating expenses increased $663,865 and $88,603, respectively, as the company worked toward qualification and launch of our Regulation A offering, along with all of the items in described in “Our Current Status” above.

Accordingly, the Company had net losses for year ended December 31, 2021 and the period from inception to December 31, 2020 of $4,208,809 and $922,887, respectively.

Liquidity and Capital Resources

In order to conduct our proposed operation, we will need the net proceeds from our Regulation A Offering. The Company may also obtain lines of credit to provide working capital and to fund acquisitions. Other than described above, we currently have no bank line of credit and have not received a commitment from any lender to provide us with financing.

As of the date of this Annual Report, we have not generated any revenues and our operations have been funded through advances from our officers and seed investors , loans from our loan program and proceeds from our offerings of securities. As of December 31, 2021, we have negative working capital of $4,235,804 and an accumulated deficit of $5,131,696. As such, substantial doubt exists regarding our ability to continue as a going concern for a period of at least twelve months from the date of this filing. Our failure to raise additional short-term capital could have a negative impact on not only our financial condition but also our viability.

As of December 31, 2021, the company owes $240,184 to officers, see “Item 5. Interest of Management and Others in Certain Transactions” for more details.

In December 2021, the Company entered into two notes payable with two unrelated parties for a total consideration of $100,000. These notes bear interest at 12% and are due in December 2022. The note holders may elect to receive 2% of interest in shares at a rate of $5.50 per share and the remaining 10% in cash. The note holders also may elect to receive all or any part of the principal amount and interest on the due date or any earlier prepayment date at a rate of 11,182 shares of common stock for every $50,000 of principal amount.

Subsequent to December 31, 2021, the Company entered into four additional notes in January and February 2022 for consideration of $200,000 on the same terms as the above the notes.

As of December 31, 2021, we have gross proceeds of $55,100 from our Regulation A offering. If we do not raise the maximum amount of in our Regulation A Offering, we will limit our operations, including making fewer investments and making investments that may not fit our target profile. See “Use of Proceeds of the Company” for more details.

Trend Information

The COVID-19 pandemic and concurrent economic slowdown are causing shifts in every area of society. We expect a huge increase in creativity and in re-thinking how business is done and how people navigate their daily lives. We are poised to foster some of the growth and change that is anticipated. We believe there are many industries, niches, and processes ripe for disruption. Here are just a few examples:

●	mobile banking targeted at unbanked populations;

●	educational digital testing and student performance optimization;

●	brand engagement through online gaming and cellular network utilization;

●	trusted proprietary platform for online goods auctions; and

●	Short-form video content platform for social media entertainment marketing.

Item 3. Directors and Officers

Directors, Executive Officers and Significant Employees

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part- time)/full-time
Steven P. Weinstein	Chief Executive Officer, Co-Founder and Director	63	July 1, 2020 – July 1, 2025 (term as an executive officer) July 1, 2020, indefinitely (term as a director)	Full-time

Eric B. White	President, Co-Founder and Director	66	July 1, 2020 – July 1, 2025 (term as an executive officer) August 28, 2020, indefinitely (term as a director)	Full-time

Alice P. Neuhauser	Co-founder, Chief Financial Officer, Treasurer and Director	60	July 1, 2020 – July 1, 2025 (term as an executive officer) August 28, 2020, indefinitely (term as a director)	Full-time

Yann Geron	Co-founder, Chief Legal Officer, Board Secretary and Director	58	January 1, 2021 – July 1, 2025 (term as an executive officer) August 28, 2020, indefinitely (term as Board Secretary) January 3, 2022, indefinitely (term as a director)	20 hours /week effective 1/1/21

Steven P. Weinstein is the Chair of our Board of Directors and our Chief Executive Officer. Mr. Weinstein has been involved in the capital markets, financing, private equity, venture capital and real estate over the past 30 years. Since 2002, he has been the Managing Director of Marketmaker Capital where he managed numerous transactions, capital structures and projects ranging from real estate advisory, loan portfolio structures and private equity funding. Prior to that, he was Chief Executive Officer of Salsa Systems, a New York-based venture-backed wireless software company and Chief Executive Officer of MagnaCom Corporation, a Denver-based telephone services company that acquired and combined technologies and capabilities from seven acquired telephone services companies. Mr. Weinstein was also Manager of Information Technology at Reuters Holdings PLC (now Thomson Reuters (NYSE: TRI)) between 1983 and 1991, where he was involved in a series of strategic corporate and technology acquisitions. While at Reuters, Mr. Weinstein was also responsible for the development of an artificial intelligence system for news and other financial data. Mr. Weinstein holds a Bachelor of Arts degree from Tufts University and completed executive education in conjunction with the Harvard Business School and the Institute Europeen d’Administration des Affaires in 1990. Mr. Weinstein is the chair of the board of Tzedek America, which provides immersive social justice programming for teens, and he is a member of the board of overseers of the Los Angeles campus of the Hebrew Union College – Jewish Institute for Religion.

Eric B. White is our President. Mr. White brings a unique mix of experience as a finance leader, lobbyist, banker and hi-tech entrepreneur. He was the founder, and most recently since 2009, the Senior Managing Partner, of Capitol Pacific Group, a business management advisory firm. He was also the co-founder, Chief Executive Officer and Chairman of Broadbay Networks, a leading communications infrastructure company. In finance, Mr. White has worked as a Director of Corporate Finance for Imperial Capital and as a Senior Advisor in Entertainment, Technology and Sports for Chanin Capital Partners. Prior to that, he was the President and Chief Executive Officer of National Public Affairs Group, a Washington, D.C. public affairs, fundraising and policy group. He has advised the President of the United States, Senators, Congressmen and Governors as well as some of the world’s largest companies. Mr. White graduated from Drew University.

Alice P. Neuhauser is our Chief Financial Officer and Treasurer. Since May 2017, Ms. Neuhauser has served as President of Gramarye Media, Inc., helping to develop the business model and business plan for the start-up IP incubator. From 2002 to 2018, served as the Responsible Officer and Manger of The Kushner-Locke Company, and was responsible for all financial and operational functions for the company through its bankruptcy and post-restructuring. From 1998 through 2003, Ms. Neuhauser served in various roles, culminating in President and Chief Financial Officer of Carolco Pictures, ultimately taking the company through bankruptcy and post-restructuring. She holds an AB degree in History and Folklore/Mythology from Harvard College and an MBA from UCLA’s Anderson School of Management.

Yann Geron is our Chief Legal Officer and Board Secretary. From 2017 until 2020, he was a contract partner in the law firm of Reiler Kailas & Rosenblatt LLC. From 2005 to 2017, Mr. Geron was an equity partner of the law firm of Fox Rothschild LLP. From 1992 to 2005, Mr. Geron had his own law firm, Geron & Associates. In 1993, Mr. Geron was appointed by a branch of the U.S. Justice Department to serve as a member of the private Panel of Bankruptcy Trustees for the Southern District of New York (Manhattan), and he has served continually with distinction in that capacity for nearly 30 years. Over this period, Mr. Geron has been appointed trustee in countless business cases, and he has directly handled and supervised the restructuring or wind-down of many companies ranging in size from local to national footprints and in a wide variety of industries. As a practitioner in Federal court, Mr. Geron has also conducted a significant number of litigations involving complex commercial and fraud cases. Mr. Geron has also been appointed to the panel of trustees serving in cases under the newly-passed Subchapter V of Chapter 11 of the Bankruptcy Code.

Board Leadership Structure and Risk Oversight

The Board of Directors oversees the Company’s business, evaluating the risks associated with our business strategy and decisions. The Board implements its risk oversight function as a whole. The Board of Directors may determine to create committees, for audit, compensation, or other purposes, as the Company grows, but ultimate responsibility for the strategy and direction of the Company shall remain with the Board for the foreseeable future. Further, as our securities are not listed on a national securities exchange, we are not subject to requirements concerning independent directors or the establishment of any particular committees.

Term of Office

Under its bylaws, the Company’s single initial board member may serve in that capacity unless removed for cause. To date, three additional directors have been added to the Board. The executive officers are appointed by the Board of Directors, subject to removal by the Board of Directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board of Advisors

A Board of Advisors consisting of up to twelve member has been established to give nonbinding guidance, advice and recommendations within the advisory board’s members’ areas of expertise to the Board of Directors and, at the direction of the Board of Directors, to senior management of the Company and, from time to time, directly to management of the Company’s portfolio companies. Such assistance may be on any matter identified by the Board of Directors relating to the establishment, growth and direction of the Company’s or a portfolio company’s business and operations. The Company will generally indemnify members of the advisors for losses, claims or damages related to their role as advisors. The Company accrued $137,500 for services received from eleven advisors for the period from July 1, 2020 through December 31, 2020, which are reflected as a liability on the balance sheet at December 31, 2020 as the shares were issued in January 2021. The Company accrued $287,500 for the year ended December 31, 2021 with respect to these services.

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, the Company did not pay its executive officers or directors any compensation in cash, although the Company accrued a liability with respect to the employment agreements with its executive officers.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(1)(2)	Total compensation ($)
Steven P. Weinstein	Chief Executive Officer	$0	$915,625	$915,625
Eric B. White	President	$0	$915,625	$915,625
Alice P. Neuhauser	Chief Financial Officer	$0	$915,625	$915,625
Yann Geron	Chief Legal Officer	$0	$332,813	$332,813

(1) (2)	Compensation includes base salary and bonuses. These amounts are accrued as they have not been paid yet. Includes bonuses for 2020 which were approved in 2021.

For the fiscal year ended December 31, 2021, we did not pay our directors in their capacity as directors. There are four directors in this group.

Employment Agreements

On August 25, 2020, the Company entered into employment agreements with Messrs. Weinstein and White and Ms. Neuhauser, effective July 1, 2020, providing each an initial base salary of $250,000. On August 28, 2020, the Company entered into an employment agreement with Mr. Geron, with an effective date of January 1, 2021, providing Mr. Geron an initial base salary of $125,000.

The term of each of these four employment agreements with our co-founders is five years, automatically renewable for additional successive three-year terms. Under the terms of the agreements, each of these executive officers is entitled to (i) a signing bonus equal to his/her annual base salary if we raise an aggregate of $5 million or more through sale of our equity securities; (ii) a retention bonus of not less than 30% of his/her annual base salary in the event that his/her term of employment is renewed; and (iii) an annual bonus ranging between 50% to 200% of his/her annual base salary based on annual performance of the Company.

If we raise an aggregate of $5 million or more through sale of equity securities, it is expected that we will pay the following signing bonus to our executive officers.

Name	Total compensation ($)
Steven P. Weinstein	$250,000
Eric B. White	$250,000
Alice P. Neuhauser	$250,000
Yann Geron	$125,000

Indemnification of Officers and Directors

Our Bylaws provide that the Company shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her acting as a director, officer or legal representative of the Company, or serving at the request of the Company as a director, officer, employee or agent of another corporation or entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

Item 4. Security Ownership of Management and Certain Securityholders

The following table displays, as of December 31, 2021, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock.

Name and Address of Beneficial Owner	Amount	Percentage (4)
Steven Weinstein (1)	11,307,284	42.5%
Eric White (2)	8,750,000	32.9%
Alice Neuhauser (3)	3,750,000	14.1%
Yann Geron	2,500,000	9.4%
All executive officers and directors as a group	26,307,284	98.8%

(1)	Shares are held in the name of Weinstein-Windholz Family Trust, at 11271 Ventura Blvd #479, Los Angeles, CA 91604.

(2)	Shares are held in the name of Anselmo Holdings, LLC, at 425 15th Street #3326, Manhattan Beach, CA 90266.

(3)	Shares are held in the name of The Delft Trust, at 11271 Ventura Blvd #479, Los Angeles, CA 91604. On January 12, 2022, Weinstein-Windholz Family Trust and Anselmo Holdings, LLC each transferred 250,000 shares to The Delft Trust.

(4)	The company does not have a stock option or purchase plan giving any executive officer or director the right to acquire shares.

Item 5. Interest of Management and Others in Certain Transactions

Company officers have advanced the Company money for various expenses on its behalf. Specifically, our Chief Executive Officer, Mr. Weinstein advanced $207,982 during the year ended December 31, 2021. Mr. Weinstein advanced $70,550 for the period from July 1, 2020 (inception) through December 31, 2020.. In 2021, $20,000  of Mr. Weinstein’s advances has been repaid through issuance of shares of common stock and $15,000 has paid back in cash. During the period from July 1, 2020 trough December 31, 2020, $57,284 of Mr. Weinstein’s advances were repaid through issuance of shares of common stock. Our Chief Financial Officer, Ms. Neuhauser advanced $37,170 and $297 during the years ended December 31, 2021 and 2020, respectively. Our President, Mr. White advanced $12,619 and $3,096 during the years ended December 31, 2021 and 2020, respectively. The unpaid balance of these advances has no repayment terms and does not bear any interest. During the year ended December 31, 2021, Mr. Geron advanced the Company $755 for various expenses on its behalf. Mr. Geron did not advance money during the period from July 1, 2020 (inception) through December 31, 2020.

Until July 1, 2020, our Chief Executive Officer, Mr. Weinstein was the Managing Director of Marketmaker Capital, and our President, Mr. White, the Senior Managing Partner of Capitol Pacific Group. In light of their involvement with other entities in the capital markets, the Company may decide to invest in one or more companies affiliated with the Company’s officers or directors. Even though the Company plans to obtain an opinion from an independent investment banking firm or another independent third party that commonly renders valuation opinions, regarding the fairness to our stockholders from a financial point of view of any investment in companies affiliated with our officers, directors, advisors or existing stockholders, potential conflicts of interest may still exist, and as a result, the terms of the investment may not be as advantageous to the Company’s public stockholders as they would be absent any conflicts of interest.

Item 6. Other Information

None.

Item 7. Financial Statements

SEISMIC CAPITAL COMPANY

FINANCIAL STATEMENTS

FOR YEAR ENDED DECEMBER 31, 2021 AND FOR THE PERIOD FROM JULY 1, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Seismic Capital Company

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Seismic Capital Company (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2021 and for the period from July 1, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from July 1, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company’s business plan is dependent on the completion of a financing and its cash and working capital deficit as of December 31, 2021 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2020.

Los Angeles, CA

April 28, 2022

SEISMIC CAPITAL COMPANY

BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS
CURRENT ASSETS
Cash	$104,012	$5,683
Prepaid expenses	24,054	7,759

TOTAL CURRENT ASSETS	128,066	13,442

NON-CURRENT ASSETS
Deferred offering costs	-	50,000

TOTAL ASSETS	$128,066	$63,442

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable	$246,170	$65,102
Acrrued expenses	287,828	137,500
Accrued compensation - founders	3,454,688	375,000
Advances from founders	240,184	16,659
Notes payable	100,000	-
Liability for common stock to be issued	35,000	-

TOTAL CURRENT LIABILITIES	4,363,870	594,261

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' DEFICIT
Common stock, $0.001 par value, 200,000,000 shares authorized, 26,614,479 and 26,393,534 shares issued and outstanding as at December 31, 2021 and 2020, respectively	26,614	26,393
Additional paid-in capital	869,278	365,675
Accumulated deficit	(5,131,696)	(922,887)

TOTAL STOCKHOLDERS' DEFICIT	(4,235,804)	(530,819)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$128,066	$63,442

The accompanying notes are an integral
part of these financial statements.

SEISMIC CAPITAL COMPANY

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021 AND

FOR THE PERIOD FROM JULY 1, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	2021	2020

REVENUES	$-	$-

OPERATING EXPENSES
Compensation	3,079,688	546,234
Legal and Professional	863,748	199,883
Other operating expenses	265,373	176,770

TOTAL OPERATING EXPENSES	4,208,809	922,887

NET LOSS	(4,208,809)	(922,887)

Weighted average number of common shares, basic and diluted	26,558,042	26,315,968

Basic and diluted net loss per common share	$(0.16)	$(0.04)

The accompanying notes are an integral
part of these financial statements.

SEISMIC CAPITAL COMPANY

STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR YEAR ENDED DECEMBER 31, 2021 AND

FOR THE PERIOD FROM JULY 1, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Dollar
Balance at July 1, 2020	-	$-	$-	$-	$-

Issuance of common shares to founders	26,250,000	26,250	78,750	-	105,000
Issuance of common shares for cash	80,000	80	149,920	-	150,000
Issuance of common shares for advance from officer	57,284	57	57,227	-	57,284
Issuance of common shares for services	6,250	6	12,494	-	12,500
Stock compensation expense to founders	-	-	67,284		67,284
Net loss	-	-	-	(922,887)	(922,887)

Balance at December 31, 2020	26,393,534	$26,393	$365,675	$(922,887)	$(530,819)

Issuance of common shares for cash	152,195	152	366,172	-	366,324
Issuance of common shares for services	68,750	69	137,431	-	137,500
Net loss	-	-	-	(4,208,809)	(4,208,809)

Balance at December 31, 2021	26,614,479	$26,614	$869,278	$(5,131,696)	$(4,235,804)

The accompanying notes are an integral
part of these financial statements.

SEISMIC CAPITAL COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021 AND
FOR THE PERIOD FROM JULY 1, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,208,809)	$(922,887)
Adjustments to reconcile net loss to net cash used in operating activities:
Non cash compensation- founders	-	171,234
Shares issued for services	137,500	12,500
Amortization of deffered offering costs	50,000	-
Change in operating assets and liabilities:
Change in prepaid expenses	(16,295)	(7,759)
Change in accounts payable	181,068	65,102
Change in accrued expenses	150,328	137,500
Change in accrued compensation - founders	3,079,688	375,000

NET CASH USED IN OPERATING ACTIVITIES	(626,520)	(169,310)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from officers	258,525	73,943
Repayment of advances from officers	(15,000)	--
Proceeds from notes payable	100,000	--
Proceeds from sale of common stock	346,324	151,050
Proceeds from sale of common stock to be issued	35,000	-
Offering costs	-	(50,000)

NET CASH PROVIDED BY FINANCING ACTIVITIES	724,849	174,993

NET INCREASE IN CASH	98,329	5,683

CASH, BEGINNING OF PERIOD	5,683	-

CASH, END OF PERIOD	$104,012	$5,683

SUPPLEMENTAL DISCLOSURES:
Interest paid in cash	$-	$-
Income taxes paid in cash	$-	$-

SUPPLEMENTAL DISCLOSURES OF NON CASH FINANCING ACTITIVIES:
Repayment of advances from officers with shares	$20,000	$57,284

The accompanying notes are an integral
part of these financial statements.

SEISMIC CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Note 1 – Organization and Summary of Significant Accounting Policies

Organization and Business Activities: Seismic Capital Company (the “Company”) was incorporated in the state of Delaware on July 1, 2020. The Company was formed to raise capital and acquire early stage, primarily technology, companies that would benefit from financial, advisory, back-office, relationship and other support. The Company has started identifying target companies and is in the process of developing business plans specific to these targets. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

Emerging Growth Company: The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Basis of Presentation: The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Reclassification: Certain numbers from the 2020 financial statements have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents: The Company considers cash equivalents to include cash and investments with an original maturity of three months or less. The Company did not have any cash equivalents as of December 31, 2021 and 2020.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2021 and 2020, the Company has not experienced losses on this account.

 SEISMIC CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates: GAAP requires that the financial statements include estimates by management in the valuation of certain assets and liabilities at the date of the financial statement. Management uses its historical records and knowledge of its business in making these estimates. Accordingly, actual results may differ from these estimates.

Deferred Offering Costs: Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Proposed Public Offering. The Proposed Public Offering was delayed and the deferred offering costs previously presented on the balance sheet at December 31, 2020 were charged to operations during the year ended December 31, 2021.

Stock-Based Compensation: The Company accounts for share-based compensation arrangements in accordance with Financial Accounting Standards Board (“FASB”) ASC 718, which requires the measurement and recognition of compensation expense for all share-based payment awards to be based on estimated fair values. For restricted stock units, the value of the award is based on the Company’s stock price at the grant date. Expense is recognized over the vesting period for all awards.

Recent Accounting Standards:. In August 2020, the FASB issued “ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)” which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. The Company elected to early adopt ASU 2020-06 effective January 1, 2021. The Company entered into its first convertible debt instrument in the 4th quarter of 2021, therefore the adoption of this accounting standard had no impact on previously issued financial statements.

Note 2 – Going Concern

These accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for a period following the date of these financial statements. The Company is in its very early stages and has not yet started generating revenue. It relies on capital raises to implement its business plan. The Company is in the process of raising funds which it believes should be sufficient to continue operations, however, at this early stage, there is no assurance that the Company will raise enough funds or commence generating sufficient revenues to pay its obligations as they become due, which raises substantial doubt about our ability to continue as a going concern for a period of at least one year from the date these financial statements are issued. No adjustments have been made to the carrying value of assets or classification of liabilities as a result of this uncertainty.

Note 3 – Notes Payable

In December 2021, the Company entered into two notes payable and with two unrelated parties for a total consideration of $100,000. These notes bear interest at 12% and are due in December 2022. The note holders may elect to receive 2% of interest in shares at a rate of $5.50 per share and the remaining 10% in cash. The note holders also may elect to receive all or any part of the principal amount and interest on the due date or any earlier prepayment date at a rate of 11,182 shares of common stock for every $50,000 of principal amount.

SEISMIC CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Note 4 – Related Party Transactions

Officers paid $207,333 and $72,943 during the years ended December 31, 2021 and 2020, respectively, for various expenses on behalf of the Company, and an officer also advanced $51,192 and $1,000 to the Company during the years ended December 31, 2021 and 2020, respectively. $20,000 and $57,284 of these advances were repaid through issuance of shares of common stock during the years ended December 31, 2021 and 2020, respectively. $15,000 was also repaid in cash during the year ended December 31, 2021. The balance of advances does not bear interest and has no repayment terms, therefore presented in current liabilities.

 Note 5 – Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company is subject to income taxes in the United States Federal, and State of California jurisdictions.

The provision for income taxes consist of the following provisions/(benefits):

	2021	2020
Deferred tax benefit:
Federal	$785,552	$143,980
State	362,747	66,486
Change in valuation allowance	(1,148,299)	(210,465)
Provision for income taxes	$-	$-

 The provision for income taxes differs from the statutory federal income tax rate as follows:

	2021	2020
Tax expense at the federal statutory rate	21.0%	21.0%
State taxes, net of federal benefit	6.5%	5.7%
Permanent differences	(0)%	(3.9)%

Change in valuation allowance	(27.5)%	(22.8)%
Effective income tax rate	0%	0%

 The components of deferred tax assets as of December 31, 2021 and December 31, 2020 relate to temporary differences as follows:

	December 31, 2021	December 31, 2020
Deferred start up expense	$392,018	$105,527
Deferred compensation	966,746	104,938

Deferred tax assets	1,358,764	210,465
Valuation allowance	(1,358,764)	(210,465)
Deferred tax assets, net	$-	$-

SEISMIC CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Note 5 – Income Taxes (Continued)

The Company has assessed the likelihood that deferred tax assets will be realized in accordance with the provisions ASC 740 “Income Taxes” (“ASC 740”). ASC 740 requires that such a review considers all available positive and negative evidence, including a scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. ASC 740 requires that a valuation allowance be established when it is “more likely than not” that all, or a portion of, deferred taxes assets will not be realized. After the performance of such reviews as of December 31, 2021, management believes that the uncertainty exists with respect to future realization of its deferred tax assets and has, therefore, established a full valuation allowance as of this date, Thus, the Company recorded the valuation allowance of $1,358,764 at December 31, 2021, which represents an increase of $1,148,299 during the year ended December 31, 2021.

The Company has adopted guidance issued by the FASB that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position and must assume that the tax position will be examined by taxing authorities. The Company has evaluated its tax positions and determined that no accrual for unrecognized tax benefits were required at December 31, 2021.

The Company’s policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. The Company will file tax returns with the Internal Revenue Service (“IRS”), and in any states and any other jurisdictions in which it is required to file income tax returns. The Company is subject to income tax examinations by the IRS and state tax authorities for such filings.

Note 6 – Equity

The Company is authorized to issue 200,000,000 shares of common stock with a par value of $0.001 per share. The Company effected a reverse stock split effective December 30, 2020, whereby each four shares of common stock was converted into one share of common stock. These financial statements present all number of shares and per share amounts on a post reverse split basis, as if the reverse stock split had been effective at the beginning of the period.

26,250,000 shares of common stock were issued pursuant to four Founder Stock Purchase Agreements effective July 1, 2020. The consideration totaling $1,050 ($0.00004 per share) was received in September 2020. The $103,950 excess of the then par value over the cash consideration was recorded as compensation to founders.

10,500,000 of these shares are subject to a Company repurchasing option schedule requiring the founders to maintain their business relationship as described in the agreement. The repurchasing option expires on a total of 6,562,500 shares on July 1, 2022 and 3,937,500 shares on July 1, 2023. The shares eligible for repurchase by the Company are at the option of the Company at the then fair market value of the vested shares in the event of a termination, bankruptcy, or divorce.

 SEISMIC CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Note 6 – Equity (Continued)

During the year ended December 31, 2020, as part of its fundraising efforts, the Company issued 10,000 shares of common stock to one of its founders for a cash consideration of $10,000; and 70,000 shares of common stock to eight individuals for a cash consideration of $140,000. In connection with the issuance of 10,000 shares to one of its founders for cash, the Company recognized an additional $10,000 of compensation expense based on the difference between the fair market value of the shares on the issuance date and the cash proceeds received.

During the year ended December 31, 2020, the Company also issued 6,250 shares of common stock for consulting services totaling $12,500, and as disclosed in note 4, the company also issued 57,284 shares of common stock to an officer in payment of $57,284 in advances from that officer. In addition, the Company recognized an additional $57,284 of compensation expense from this transaction based on the difference between the fair market value of the shares on the issuance date and the amount of advances paid.

During the year ended December 31, 2021, the Company issued a total of 68,750 shares of common stock valued at $137,500 to 11 advisors for services received.

During the year ended December 31, 2021, as part of its fundraising efforts, the Company issued 152,195 shares of common stock to 40 individuals for a net cash consideration of $366,324 (net of fees totaling $1,600) at prices from $2 per share at the beginning of the period, and reaching $5.50 per share at the end of the period.

Note 7 – Commitments and Contingencies

Employment Agreements: On August 25, 2020, the Company entered into employment agreements with three founders of the Company, effective July 1, 2020. Each agreement is for a period of five years at a starting salary of $250,000 per year, plus the possibility of a bonus ranging between 50% and 200% of the original annual salary. The Company also entered into a similar agreement on August 28, 2020 with a fourth founder at a starting salary of $125,000 per year plus the possibility of a bonus ranging between 50% and 200% of the original annual salary. Such contract became effective on January 1, 2021. The Company accrued $3,079,688 and $375,000 with respect to these agreements during the years ended December 31, 2021 and 2020, respectively, which includes a bonus of 190% of the original annual salary up to June 30, 2021, and a bonus of 142.5% of original salary starting July 1, 2021. Salaries also increased by 10% effective July 1, 2021 for the original three founders and will increase by 10% for the fourth founder, effective January 1, 2022. The employment agreements also provide for a contingent signing bonus equal to each founder’s annual salary if the Company closes on the sale of the Company’s equity securities in the aggregate amount of no less than $5,000,000.

The Company also entered into service agreements with 12 advisors for two years ending in June 2022 under which the Company will issue up to $25,000 worth of shares annually to each advisor. The Company accrued $137,500 for services received from the advisors for the period from July 1, 2020 through December 31, 2020, which are reflected as a liability on the balance sheet at December 31, 2020 as the shares were issued in January 2021. The Company accrued $287,500 for the year ended December 31, 2021 with respect to these services, and these shares have not been issued at December 31, 2021.

Legal Matters: From time to time, the Company may be involved in legal proceedings in the normal course of its business. The Company is not involved in any legal proceedings at the present time.

SEISMIC CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Note 8 – Subsequent Events

Subsequent to December 31, 2021, the Company entered into four additional notes in January and February 2022 for consideration of $200,000. These notes mature in 12 months, and bear interest at 10% per annum.

Subsequent to December 31, 2021, the Company issued 20,832 shares of common stock at $5.50 per share for total proceeds of $114,550. The Company also issued a total 6,365 shares of common stock for the $35,000 collected in 2021, but for which the shares had not yet been issued at December 31, 2021.

The Company has evaluated all events that occurred after the balance sheet date through the date when the financial statements were issued.

Item 8. Exhibits

The documents listed in the Exhibit Index of this Annual Report are incorporated by reference or are filed with this Annual Report, in each case as indicated below.

2.1	First Amended and Restated Certificate of Incorporation (1)

2.2	Bylaws (1)

4.	Form of Subscription Agreement (1)

6.1	Employment Agreement (Steven Weinstein) (1)

6.2	Employment Agreement (Eric White) (1)

6.3	Employment Agreement (Alice Neuhauser) (1)

6.4	Employment Agreement (Yann Geron) (1)

6.5	Letter of Intent between the Company and Blockbonds/Spenn AS dated November 16, 2020 (1)

6.6	Letter of Intent between the Company and Spare CS, Inc. dated November 16, 2020 (1)

6.7	Letter of Intent between the Company and Parq, Inc. dated November 16, 2020 (1)

8.	Escrow Agent Agreement (1)

(1)	Filed as an exhibit to Seismic Capital Company Regulation A Offering Statement on Form 1-A (Commission File No. 024-11376)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEISMIC CAPITAL COMPANY

By	/s/ Steven P. Weinstein
Name:	Steven P. Weinstein
Title:	Chief Executive Officer
Date:	April 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Steven P. Weinstein	Date: April 28, 2022
Steven P. Weinstein
Chief Executive Officer, Director

/s/ Alice P. Neuhauser	Date: April 28, 2022
Alice P. Neuhauser
Chief Financial Officer , Principal Accounting Officer Director

/s/ Eric White	Date: April 28, 2022
Eric White
Director